EXHIBIT D-7

STATE OF MICHIGAN

BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION

In the matter of the application of WISCONSIN PUBLIC SERVICE CORPORATION AND UPPER PENINSULA POWER COMPANY for classification of their transmission and distribution facilities and related transactions	) ) ) ) ) )	Case No. U-12706
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APPLICATION

     Wisconsin Public Service Corporation and Upper Peninsula Power Company (collectively the "Companies") request Michigan Public Service Commission ("MPSC" or the "Commission") approval of the classification of their transmission and distribution facilities and related transactions, saying in support of their request that:

     1.     Wisconsin Public Service Corporation ("WPS Corp") is a public utility that owns electric generation, transmission and distribution facilities, as well as natural gas distribution facilities located in the States of Wisconsin and Michigan. WPS Corp provides retail electric service to approximately 384,000 customers and retail natural gas service to approximately 226,000 customers located throughout portions of north-east and north-central portions of Wisconsin and the south-central portion of the Upper Peninsula of Michigan. WPS Corp's retail operations are subject to the jurisdiction of the Public Service Commission of Wisconsin ("PSCW") and the MPSC. WPS Corp also transmits and sells electric energy at wholesale subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") under Part II of the Federal Power Act ("FPA").

     2.     WPS Corp's public utility operations are located primarily in the state of Wisconsin. Revenues during 1999 from electric retail customers of WPS Corp in the state of Michigan were approximately $13 million, representing only 2.4% of total electric utility operating revenues. Revenues during 1999 from gas retail customers of WPS Corp in the state of Michigan were approximately $4 million, representing only 1.9% of the total gas utility operating revenues.

     3.     In addition to its generating assets, WPS Corp owns approximately 1462 miles of transmission facilities with ratings from 69 kilovolts ("kV") to 345 kV, of which 35 miles or 2.4% are located in Michigan. These facilities are interconnected with, Madison Gas and Electric Company , Xcel Energy, Wisconsin Power and Light Company, and Wisconsin Electric Power Company. WPS Corp as part of the Wisconsin Public Service Resources ("WPSR") holding company is a member of the Mid-American Interconnected Network and is a participant and member of the Midwest Independent System Operator ("ISO").

     4.     Upper Peninsula Power Company ("UPPCO") is a public utility that owns electric generation, transmission and distribution facilities located entirely in the State of Michigan. UPPCO provides retail electric service to approximately 46,611 customers located throughout north-central and north-western portions of the Upper Peninsula of Michigan. UPPCO's retail operations are subject to the jurisdiction of the MPSC. Revenues during 1999 from electric retail customers of UPPCO were approximately $56 million. UPPCO also transmits and sells electric energy at wholesale subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") under Part II of the Federal Power Act ("FPA").

     5.     In addition to its generating assets, UPPCO owns approximately 745 miles of transmission facilities with ratings from 69 kV to 138 kV. These facilities are interconnected with The City of Escanaba, Edison Sault Electric Company, and Wisconsin Electric Power Company. UPPCO, as a part of the WPSR holding company is a member of the Mid-American Interconnected Network and is a participant and member of the Midwest ISO.

     6.     FERC Order No. 888, issued on April 24, 1996, stated a policy goal of "remove(ing) impediments to competition in the wholesale bulk power marketplace and to bring more efficient, lower cost power to the Nation's electricity consumers." This policy was reiterated by FERC in its adoption on December 20, 1999 of Order No. 2000, "Advancement of the Formation of Regional Transmission Organizations." FERC Order 888 also encouraged public utilities and their state regulatory authorities to attempt to agree to utility specific transmission classifications and allocations which the utilities could file with the FERC.

     7.     In Wisconsin, the State Legislature took the first step toward this end with the adoption of 1997 Wisconsin Act 204 ("Act 204"), effective May 1, 1998. Act 204 required Wisconsin public utilities to transfer control of their transmission facilities to either an independent system operator ("ISO") or an independent transmission owner ("ITO") by June 30, 2000. The general policy thrust of Act 204, creation of an electric transmission system that promotes open access with non-discriminatory rates and terms, had already been adopted by FERC.

     8.     The Wisconsin Legislature in 1999 continued the direction of its policies with the adoption of Reliability 2000, or "R2K" which contained provisions regarding the creation of a transmission company in the State of Wisconsin. R2K was adopted as part of the 1999 budget bill, which was signed into law as 1999 Wisconsin Act 9 on October 27, 1999. The bulk of the provisions relating to WPS Corp are found in Subsection 196.485. The deadline provisions for the transfer of certain assets to a transmission company in Wisconsin were subsequently modified by 1999 Senate Bill 481, which was signed into law on May 12, 2000, as 1999 Wisconsin Act 75. Act 75 created the current January 1, 2001, Operational Deadline.

     9.     In furtherance of implementing the policy objectives of the FERC and the state of Wisconsin, WPS Corp filed, in conjunction with Madison Gas and Electric and the American Transmission Company ("ATCLLC"), with the FERC on September 8, 2000, their Application For Authorization to Transfer Jurisdictional Transmission Assets Pursuant to Section 203 of the FPA. This Section 203 filing awaits FERC action. Assuming eventual FERC approval of this Section 203 filing, the jurisdictional electric transmission assets of WPS Corp will be transferred to a single purpose transmission company, ATCLLC, pursuant to a FERC Order based upon the classification of such assets by the PSCW in Docket 05-E1-119 and the MPSC in the instant case.

    10.     Act 9 included legislative policy directions to guide the PSCW in classifying transmission facilities. Following notice and participation by interested parties, the PSCW issued its Final Decision on July 13, 2000 in Docket No. 05-E1-119 classifying WPS Corp's transmission facilities. A copy of Act 9 is attached as Attachment A. A copy of the Final Decision in Docket No. 05-E1-119 is attached as Attachment B.

    11.     Effective June 5, 2000, 1939 PA 3 was amended by 2000 PA 141 ("Act 141") to permit all retail electric customers in the state of Michigan to have a choice of electric suppliers. No later than January 1, 2002, the Commission must issue orders establishing the rates, terms and conditions to allow all retail customers to choose an alternative electric supplier. In order to facilitate the implementation of customer choice provided for in Act 141, it is necessary for the Commission to classify the Companies' transmission and distribution facilities.

    12.     Approximately 97.5% percent of WPS Corp's electric assets and services are located within state of Wisconsin. In order to maintain consistency across the system, WPS Corp seeks to classify and transfer control of its Michigan transmission assets on the same basis as it is classifying and transferring ownership and control of its Wisconsin transmission assets. Further, since UPPCO will also be part of the ATCLLC, it is to the advantage of UPPCO's customers (as well as the WPS Corp Michigan customers) to also classify its assets on the same basis as the other utilities that are transferring their ownership and control of transmission facilities to the ATCLLC. If, for instance UPPCO did not classify its 69 kV assets as transmission, its customers would pay for the UPPCO 69 kV system assets in their distribution rates while also paying for the ATCLLC's 69 kV assets on a load ratio share basis in the ATCLLC rates.

    13.     Pursuant to the Final Decision of July 13, 2000, WPS Corp filed on October 11, 2000, with the PSCW an inventory of all of the facilities it uses for the transmission of electricity, classified in the manner prescribed by the Final Decision; the inventory classifies WPC Corp's facilities as located both in Wisconsin and Michigan. A copy of the inventory is attached as Attachment C. Similarly, the Companies propose to file with this Commission within 90 days of the Commission's final order in this case, an inventory and map of all Michigan facilities, classified in the manner prescribed by this Commission. (UPPCO is not included on the current list and map.) WPS Corp respectfully requests that the MPSC classify its Michigan facilities in the same manner as set forth in the inventory submitted to the PSCW, and classify UPPCO's facilities in a consistent manner. All utility assets classified as transmission facilities(1) will be conveyed to ATCLLC at net book value (original cost less accumulated book depreciation adjusted by accumulated deferred income taxes and investment tax credits). When the exact facilities to be transferred are determined, the Companies will provide the dollar value of the facilities to be transferred.

(1) Generation stepups are currently classified as transmission in the FERC Form 1. Based on current FERC policy these will be classified as generation in this reclassification.

    14.     Pursuant to the Commission's May 3, 2000 Order in Case No. U-11916, the Companies are required to notify the Commission in writing of certain asset transfers. To the extent such Order is applicable, the instant Application is intended to provide that required notification.

    15.     Further, the Michigan Uniform System of Accounts for Electric Utilities requires MPSC approval of proposed journal entries to record the transfer of certain property with an original cost of over $100,000. To the extent the Uniform System of Accounts is applicable, the Companies request approval of their journal entries similar to that submitted to FERC as reflected in Attachment D. The final journal entries will be provided to the Commission within 6 months after the asset transfer.

    16.     The Companies represent that approval of this Application without hearings will save the time and expense the MPSC would otherwise be required to devote to this proceeding, will eliminate regulatory delay, and will allow the Companies to begin the implementation of customer choice in a timely manner. Moreover, the Companies represent that there is no legal requirement for notice and hearing because approval of the Application does not increase the cost of service or rates for the Companies' electric customers in Michigan.

     WHEREFORE, the Companies request the Commission to approve the classification of its transmission and distribution facilities in the same manner as determined by the Public Service Commission of Wisconsin for Wisconsin Public Service Corporation and in a consistent manner for Upper Peninsula Power Company, and approve the associated journal entries to record the transfer of transmission assets to the ATCLLC.

Respectfully submitted,

WISCONSIN PUBLIC SERVICE CORPORATION AND UPPER PENINSULA POWER COMPANY

Dated:  November 3, 2000

By:   /s/ Harvey J. Messing
Harvey J. Messing (P 23309)
Loomis, Ewert, Parsley Davis & Gotting, P.C.
232 S. Capitol Ave., Suite 1000
Lansing, Michigan 48933
(517) 482-2400

Attorney for WISCONSIN PUBLIC SERVICE CORPORATION AND UPPER PENINSULA POWER COMPANY.